UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (date of earliest event reported): August 16, 2015

LIBERTY INTERACTIVE CORPORATION

(Exact name of registrant as specified in its charter)

Delaware	001-33982	84-1288730
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

12300 Liberty Blvd.

Englewood, Colorado 80112

(Address of principal executive offices and zip code)

Registrant’s telephone number, including area code: (720) 875-5300

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01. Entry into a Material Definitive Agreement.

Agreement and Plan of Reorganization

On August 16, 2015, zulily, inc., a Delaware corporation (“zulily”), entered into an Agreement and Plan of Reorganization (the “Reorganization Agreement”) with Liberty Interactive Corporation, a Delaware corporation (“Parent” or “Liberty”), Mocha Merger Sub, Inc., a Delaware corporation and a direct, wholly owned subsidiary of Merger Sub 2 (as defined below) (“Purchaser”) and Ziggy Merger Sub, LLC, a Delaware limited liability company and a direct, wholly owned subsidiary of Parent (“Merger Sub 2”).

Pursuant to the Reorganization Agreement, Purchaser, on the terms and subject to the conditions thereof, will commence an exchange offer (the “Offer”) to acquire any and all of zulily’s issued and outstanding shares (the “Shares”) of Class A common stock, par value $0.0001 per share (the “Class A Common Stock”) and Class B common stock, par value $0.0001 per share (the “Class B Common Stock” and together with the Class A Common Stock, the “zulily Common Stock”), for consideration comprised of: (i) $9.375 per share of zulily Common Stock, net to the seller in cash (the “Cash Consideration”), and (ii) 0.3098 of a share of Parent’s Series A QVC Group Common Stock, par value $0.01 per share, plus cash in lieu of any fractional shares (the “Stock Consideration” and together with the “Cash Consideration,” the “Transaction Consideration”), in each case, without interest, but subject to any applicable withholding of taxes. To preserve the qualification of the Offer and the Merger as a “reorganization” under the Code (as defined below), the Cash Consideration may be decreased and Stock Consideration may be increased by the number of shares (or fraction of a share) of Parent’s Series A QVC Group Common Stock such that, after such adjustment, the aggregate value of the Stock Consideration will be equal to approximately 43% of the value of the Transaction Consideration.

If the conditions to the Offer are satisfied and the Offer closes, Parent would acquire any remaining Shares pursuant to a merger of Purchaser with and into zulily (the “First Merger”), with zulily surviving the First Merger. Immediately following the First Merger, zulily, as the surviving corporation of the First Merger, will be merged with and into Merger Sub 2 (the “Second Merger” and, together with the First Merger, the “Mergers”), with Merger Sub 2 surviving the Second Merger as a direct, wholly owned subsidiary of Parent. The Reorganization Agreement contemplates that the First Merger will be effected pursuant to Section 251(h) of the General Corporation Law of the State of Delaware (the “DGCL”), which permits completion of the First Merger upon the acquisition of a majority of the voting power of zulily Common Stock. Accordingly, no vote of zulily’s shareholders will be required in connection with the First Merger if Parent and Purchaser consummate the Offer. zulily and Parent intend, for U.S. federal income tax purposes, that the Offer and the Mergers, taken together, will qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986 (the “Code”), as amended.

Upon the First Merger being effective, each outstanding Share (other than Shares owned by Parent, Purchaser, Merger Sub 2 or zulily, or by stockholders who have validly exercised their appraisal rights under Delaware law), will be cancelled and converted into the right to receive the Transaction Consideration. No fractional shares of Parent’s Series A QVC Group Common Stock will be issuable in the Offer or the First Merger, and each stockholder who otherwise would be entitled to receive a fraction of a share of Parent’s Series A QVC Group Common Stock pursuant to the Offer or the First Merger will be paid an amount in cash (without interest) equal to such fractional part of a share of Parent’s Series A QVC Group Common Stock multiplied by the volume weighted average closing sale prices per share of Parent’s Series A QVC Group Common Stock on Nasdaq for the ten consecutive full trading days ending on the second trading day prior to the date on which the Offer is consummated, calculated to three decimal places.

The obligation of Parent and Purchaser to consummate the Offer is subject to various conditions set forth in the Reorganization Agreement, including, among others: (i) the number of Shares being tendered and not validly withdrawn prior to the expiration of the Offer which, upon the consummation of the Offer (assuming the shares of Class B Common Stock validly tendered and not withdrawn will convert to shares of Class A Common Stock at the time of the consummation of the Offer), when added to any shares of zulily Common Stock owned by Purchaser, represent at least a majority of: (a) the aggregate voting power of the Shares outstanding immediately after the consummation of the Offer, plus (b) the aggregate voting power of the shares of zulily Common Stock issuable to holders of zulily options which have been exercised prior to the consummation of the Offer (and to which shares of zulily Common

Stock have not yet been issued); (ii) the expiration or termination of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended; (iii) the absence of any Company Material Adverse Effect (as defined in the Reorganization Agreement) since the date of the Reorganization Agreement that is continuing on the expiration date of the Offer; (iv) the registration statement registering Parent’s Series A QVC Group Common Stock to be issuable in connection with the Offer and the First Merger being declared effective by the Securities and Exchange Commission (the “SEC”); and (v) the shares of Parent’s QVC Series A Stock that will be issued in the Offer and the First Merger being approved for or exempted from listing on the Nasdaq. Consummation of the Offer or the First Merger is not subject to a financing condition.

The Offer will expire at midnight, New York time, on the 20th business day following the commencement date of the Offer, unless extended in accordance with the terms of the Offer and the Reorganization Agreement.

The Reorganization Agreement contains customary representations and warranties and covenants by the parties. Generally, zulily has agreed to operate its business in the ordinary course until the completion of the Transactions (as defined below). zulily has also agreed not to solicit or initiate discussions with third parties regarding other proposals relating to alternative transactions and certain restrictions on its ability to respond to such proposals, subject to certain limited exceptions to permit zulily’s board of directors to comply with its fiduciary duties. Parent and Purchaser have agreed to use reasonable best efforts to obtain approval of the Transactions under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

The Reorganization Agreement also contains customary termination provisions in favor of each of zulily and Parent, subject, in certain circumstances, to the payment by zulily of a termination fee of $79 million. zulily must pay Parent the $79 million termination fee if the Reorganization Agreement is terminated by Parent following a change of recommendation by the board of directors of zulily or if zulily terminates the Reorganization Agreement to enter into an agreement with respect to a proposal from a third party that the board of directors of zulily has determined is superior to Parent’s, in each case, as is described in further detail in the Reorganization Agreement. Under certain additional circumstances described in the Reorganization Agreement, zulily must also pay Parent a termination fee of $79 million if the Reorganization Agreement is terminated and, within twelve months following such termination, zulily enters into an agreement for, or consummates, a business combination transaction of the type described in the relevant provisions of the Reorganization Agreement.

The board of directors of zulily: (i) unanimously (with the exception of one director, who recused himself from the vote) determined that the terms of the Reorganization Agreement and the transactions contemplated by the Reorganization Agreement (the “Transactions”), including the Offer and the First Merger are fair to, and in the best interests of zulily and its stockholders; (ii) determined that it is in the best interests of zulily and its stockholders, and declared it advisable, to enter into the Reorganization Agreement; (iii) approved the execution and delivery by zulily of the Reorganization Agreement, the performance by zulily of its covenants and agreements contained in the Reorganization Agreement and the consummation of the Offer, the Mergers and the other Transactions upon the terms and subject to the conditions contained in the Reorganization Agreement; and (iv) resolved to recommend that the holders of Shares accept the Offer and tender their Shares to Purchaser pursuant to the Offer.

The foregoing summary of the principal terms of the Reorganization Agreement does not purport to be complete and is qualified in its entirety by reference to the full copy of the Reorganization Agreement filed as Exhibit 2.1 hereto and incorporated herein by reference. The summary and the copy of the Reorganization Agreement are intended to provide information regarding the terms of the Reorganization Agreement and are not intended to modify or supplement any factual disclosures about zulily or Parent in its public reports filed with the SEC. In particular, the Reorganization Agreement and related summary are not intended to be, and should not be relied upon as, disclosures regarding any facts and circumstances relating to any party to the Reorganization Agreement. The Reorganization Agreement includes representations, warranties and covenants of zulily, Parent, Purchaser and Merger Sub 2 made solely for the benefit of the parties to the Reorganization Agreement. The assertions embodied in those representations and warranties were made solely for purposes of the contract among zulily, Purchaser, Parent and Merger Sub 2 and may be subject to important qualifications and limitations agreed to by zulily, Purchaser, Parent and Merger Sub 2 in connection with the negotiated terms. Moreover, some of those representations and warranties may not be accurate or complete as of any specified date, may be subject to a contractual standard of materiality different from those generally applicable to zulily’s or Parent’s SEC filings or may have been used for purposes of allocating risk among zulily, Purchaser, Parent and Merger Sub 2 rather than establishing matters as facts. Investors should not rely on the representations, warranties and covenants or any description thereof as characterizations of the actual state of facts of zulily, Parent, Purchaser, Merger Sub 2 or any of their respective subsidiaries or affiliates.

Tender and Support Agreement

Concurrently with the execution and delivery of the Reorganization Agreement, on August 16, 2015, Darrell Cavens, zulily’s President and Chief Executive Officer and a member of its board of directors and Mark Vadon, the Chairman of its board of directors (the “Founders”), entered into a tender and support agreement (the “Tender and Support Agreement”) with Parent, Purchaser and, with respect to certain provisions, zulily, pursuant to which the Founders (and certain related parties of the Founders) agree, among other things, to: (i) tender all of the Shares owned by the Founders and (ii) in the event of an Adverse Recommendation Change (as defined in the Reorganization Agreement), tender Shares owned by the Founders in the aggregate representing 34.99% of the outstanding voting power of zulily (assuming the conversion of the shares of Class B Common Stock into shares of Class A Common Stock upon acceptance of such tender by Purchaser). The Tender and Support Agreement terminates upon certain events, including the termination of the Reorganization Agreement in accordance with its terms.

The foregoing description of the Tender and Support Agreement is qualified in its entirety by the full text of such agreement, a copy of which is filed as 10.1 hereto, and is incorporated by reference herein.

Item 8.01. Other Events.

On August 17, 2015, in connection with its previously announced entry into the Reorganization Agreement, Liberty held an investor call (the “Investor Call”) and made available a slide show presentation (the “Slide Show”) for reference during such call. The transcript from the Investor Call and the Slide Show are all archived or accessible from Liberty’s website.

The transcript of the Investor Call and the Slide Show are being filed herewith as Exhibits 99.2 and 99.3, respectively, to this Current Report on Form 8-K in compliance with Rule 425 of the Securities Act of 1933, as amended, and are hereby incorporated by reference into this Item 8.01.

Item 9.01.  Financial Statements and Exhibits

(d)  Exhibits

Exhibit No.	Name
2.1

Agreement and Plan of Reorganization, dated as of August 16, 2015, by and among Liberty Interactive Corporation, zulily, inc., Mocha Merger Sub, Inc., and Ziggy Merger Sub, LLC (incorporated by reference to Exhibit 2.1 to zulily, inc.’s Current Report on Form 8-K (File No. 001-36188), filed with the Securities and Exchange Commission on August 17, 2015) (the “Reorganization Agreement”)

10.1

Tender and Support Agreement, dated as of August 16, 2015, by and among Darrell Cavens, Mark Vadon, Liberty Interactive Corporation, Mocha Merger Sub, Inc. and zulily, inc. (incorporated by reference to Exhibit 99.1 to zulily, inc.’s Current Report on Form 8-K (File No. 001-36188), filed with the Securities and Exchange Commission on August 17, 2015)

99.1	List of Omitted Schedules and Exhibits to the Reorganization Agreement
99.2	Transcript of Investor Call
99.3	Slide Show for Investor Call

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: August 19, 2015

LIBERTY INTERACTIVE CORPORATION

By:	/s/ Richard N. Baer
Name: Richard N. Baer
Title: Senior Vice President and General Counsel

EXHIBIT INDEX

Exhibit No.	Name
2.1

Agreement and Plan of Reorganization, dated as of August 16, 2015, by and among Liberty Interactive Corporation, zulily, inc., Mocha Merger Sub, Inc., and Ziggy Merger Sub, LLC (incorporated by reference to Exhibit 2.1 to zulily, inc.’s Current Report on Form 8-K (File No. 001-36188), filed with the Securities and Exchange Commission on August 17, 2015) (the “Reorganization Agreement”)

10.1

Tender and Support Agreement, dated as of August 16, 2015, by and among Darrell Cavens, Mark Vadon, Liberty Interactive Corporation, Mocha Merger Sub, Inc. and zulily, inc. (incorporated by reference to Exhibit 99.1 to zulily, inc.’s Current Report on Form 8-K (File No. 001-36188), filed with the Securities and Exchange Commission on August 17, 2015)

99.1	List of Omitted Schedules and Exhibits to the Reorganization Agreement
99.2	Transcript of Investor Call
99.3	Slide Show for Investor Call